December 12, 2012

VIA EDGAR

Lewis Reich

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Funds Series Trust (File No. 812-14102) and Variable Insurance Trust (File No. 812-14103)

Dear Mr. Reich:

We are writing on behalf of Mutual Fund Series Trust and Variable Insurance Trust (the "Co-Applicants") to respectfully request the withdrawal of the Co-Applicants' application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, for an order exempting the Co-Applicants from the provisions of Section 15(a) and Rule 18f-2 thereunder (the "Application").  The Application was filed with the Securities and Exchange Commission on December 7, 2012, SEC Accession Nos. 0001162044-12-001264 and 0001162044-12-001265.  Due to an administrative error, the Application was filed for the Co-Applicants in addition to the primary applicant, Catalyst Capital Advisors LLC (File No. 812-14101), when it should have only been filed for the primary applicant.

If you have any questions or additional comments, please call Tanya Goins at (202) 973-2722 or the undersigned at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP